Exhibit 99.1

Tiziana Life Sciences Ltd

(“Tiziana” or “the Company”)

Update and Interim Results for the Six Months Ended 30 June 2025

BOSTON, MA, October 3, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today filed its interim financial results for the six months ended June 30, 2025, and provided a corporate update on its lead programs in development.

EXECUTIVE CHAIRMAN’S STATEMENT

We are pleased to present to you the interim results for Tiziana Life Sciences for the six months ended June 30, 2025. Over this period, we have made significant progress across our pipeline, advanced key clinical programs, and strengthened our strategic foundation, all while staying focused on our mission to deliver transformative treatments for patients with unmet medical needs.

Strategic Progress and Clinical Advancements

The past six months have marked important milestones in the development of our innovative therapeutic candidates. Our lead asset, foralumab, continues to demonstrate encouraging clinical activity in neurodegenerative and autoimmune diseases. In particular, our expanded access program for multiple sclerosis (MS) has provided further evidence supporting its potential to reshape treatment paradigms in this area.

We have made substantial progress in enrolling our Phase 2 trial of intranasal foralumab for non-active (non-relapsing) Secondary Progressive Multiple Sclerosis. Positive early data from our MS expanded access studies highlight the promise of our intranasal delivery approach, which may offer patients improved efficacy with a more favourable safety and tolerability profile compared to conventional therapies. In addition, dosing has commenced in our Phase 2 clinical trial for Multiple System Atrophy (MSA), and our expanded access program for moderate Alzheimer’s disease is ongoing.

Importantly, the FDA’s previous Fast Track designation for intranasal foralumab underscores its potential as a therapy addressing serious conditions with unmet medical need. This designation provides us with an accelerated regulatory pathway and increased engagement with the FDA, enhancing our ability to bring innovative treatments to patients more efficiently.

Expansion to Boston, Massachusetts

In line with our strategy to strengthen our U.S. presence, we are delighted to announce the opening of our new office in Boston, Massachusetts. Boston is one of the world’s most vibrant biotechnology hubs, offering access to a thriving ecosystem of research, innovation, and talent. Our office is located in close proximity to Brigham and Women’s Hospital, a key research site for our intranasal foralumab program. This strategic location will enable us to deepen our collaborations, facilitate clinical trial execution, and further embed Tiziana within a community that is driving advances in neuroscience and immunology.

Financial Review

We have continued to exercise disciplined financial management while prioritizing investment in our most promising programs. The non-dilutive funding secured during this reporting period has strengthened our balance sheet and provides us with the resources to advance our pipeline and expand our R&D capabilities. At the same time, we remain focused on operational efficiency and sustainability in light of the broader economic environment. Strategic partnerships and collaborations remain a key part of our growth strategy, enabling us to unlock additional value and accelerate development.

2025 First Half Financial Results (Unaudited)

For the six months ended June 30, 2025 Tiziana reported a total comprehensive loss of $5.3 million compared to $4.7 million for the same period in 2024.

Tiziana had $7.3 million in cash as of the six months ended 30 June 2025 as compared to $3.7 million on 31 December 2024. Additionally, Tiziana had $5.3 million of other receivables as of the six months ended 30 June 2025 as compared to $3.8 million on 31 December 2024. Post the period end, the Company has raised an additional $2m from the sale of investment shares and ATM issuances.

Tiziana’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investors section of the Company’s website at: https://ir.tizianalifesciences.com/financial-information/annual-reports.

Foralumab – First Half 2025 Key Developments

January 2025

●	Nature Reviews Neurology Review: Published article highlighted intranasal foralumab’s therapeutic potential in neurodegenerative diseases (MS, Alzheimer’s, ALS, Parkinson’s).

●	GLP-1 Agonist Side Effect Mitigation: Findings showed nasal anti-CD3 antibody sustained tissue homeostasis and reduced side effects from GLP-1 discontinuation.

●	New Immune Biomarkers Identified: In na-SPMS patients treated with nasal foralumab.

●	SCI Preclinical Data: Announced results from studies using nasal anti-CD3 in traumatic spinal cord injury.

February 2025

●	News Coverage (Alzheimer’s Expanded Access): A segment featured the first moderate AD patient dosed under expanded access.

●	Expanded Access Enrollment: 14 total patients treated in ISPPEA for na-SPMS; first 10 showed stability or improvement within 6 months.

●	CDMO Partnership (Renaissance): Agreement to optimize and scale up intranasal foralumab in a nasal device.

●	Nature Neuroscience Publication: Landmark preclinical study demonstrated intranasal foralumab reduced neuroinflammation and improved recovery in traumatic brain injury (TBI).

March 2025

●	FDA IND Submission for ALS: IND filed for Phase 2 clinical trial in Amyotrophic Lateral Sclerosis, supported by the ALS Association.

●	Clinical Trial Expansion (MS): Dosing began at Yale MS Center and Johns Hopkins University in the Phase 2 trial for na-SPMS. Brigham & Women’s Hospital already enrolling.

April 2025

●	Phase 2 MS Trial Expansion:

o	Johns Hopkins officially commenced dosing.

o	University of Massachusetts (UMass) joined as the fourth active site (alongside Yale, JHU, and BWH).

●	FDA Expanded Access Expansion: For na-SPMS patients, FDA approved increase from 10 to 30 patients.

May 2025

●	Open-Label MS Study Results: Demonstrated nasal foralumab was safe, induced regulatory immune responses, reduced microglial activation, and stabilized progression in na-SPMS patients with PIRA.

●	Alzheimer’s PET Imaging Data:

o	First published case of intranasal foralumab in AD showed marked reduction in microglial activation on 18F-PBR06-PET scans after 3 months.

o	Results presented by Dr. Howard Weiner at AD/PD 2025 Conference (Vienna).

o	Published in Clinical Nuclear Medicine by Singhal et al.

Figure 1.

Image Source: Singhal T et al. Dampening of Microglial Activation with Nasal Foralumab Administration in Moderate Alzheimer’s Disease Dementia. Clinical Nuclear Medicine 2025 May 13. doi: 10.1097/RLU.0000000000005955. Online ahead of print.

●	Alzheimer’s Public Awareness: Findings featured on U.S. national public radio, highlighting intranasal foralumab as a potential anti-neuroinflammation therapy for moderate AD.

June 2025

●	Fifth MS Clinical Trial Site Added: Weill Cornell Medicine MS Center (NYC) began dosing patients in the Phase 2 na-SPMS trial.

By mid-2025, Tiziana advanced Foralumab’s clinical footprint across MS, AD, ALS, TBI, and SCI, with major regulatory progress (IND submission for ALS, FDA EA program expansion) and multiple high-profile peer-reviewed publications (Nature Reviews Neurology, Nature Neuroscience, Clinical Nuclear Medicine).

Post period end clinical highlights (July–September 2025)

July 2025

●	Alzheimer’s Disease (AD) Immunology Breakthrough

o	Transcriptional analysis of white blood cells in a moderate AD patient treated with intranasal foralumab showed significant changes in CD4 cells, CD8 cells, and monocytes, confirming broad immune-modulatory effects.

o	Findings correlated with microglial PET scans (Clin Nuclear Med), which revealed a marked reduction in brain inflammation after treatment.

o	Unexpectedly, an increase in phagocytosis markers in classical monocytes was observed, suggesting enhanced amyloid plaque clearance.

o	This dual impact—inflammation reduction plus amyloid clearance—may open new avenues for Alzheimer’s therapy.

August 2025

●	IND Approval & Trial Launch in Multiple System Atrophy (MSA)

o	IND cleared for Phase 2a clinical trial of intranasal foralumab in Multiple System Atrophy (MSA), a rare, orphan-designated disease with no approved therapies.

●	First Patient Dosed: Enrollment began with the first participant successfully treated.

o	Represents a critical unmet medical need and a strategic expansion of foralumab’s therapeutic potential.

September 2025

●	Spinal Cord Injury (SCI):

o	DoD Grant Awarded: U.S. Department of Defense granted funding for a three-year study of intranasal anti-CD3 therapy in acute SCI, targeting patients treated immediately after injury.

●	Multiple Sclerosis (MS): ECTRIMS 2025 Tiziana presented a poster:

o	“Study Design of a Phase 2a Double-Blind Placebo-Controlled Trial of Nasal Foralumab in Non-Active Secondary Progressive Multiple Sclerosis.”

●	Pipeline Expansion – TZLS-501 (anti-IL-6R mAb):

o	Tiziana announced plans to advance TZLS-501, a fully human anti-IL-6 receptor antibody, alongside foralumab.

o	Mechanism: Blocks membrane-bound and soluble IL-6R, reducing IL-6 cytokines (drivers of inflammation, lung damage, and fibrosis).

o	Development Strategy: Pursuing non-dilutive funding for TZLS-501.

o	Potential: As a monotherapy or in combination with foralumab and other anti-inflammatory/anti-infective agents.

o	Industry Context: Decision aligns with growing IL-6 pathway interest, highlighted by Novartis’ $1.4B acquisition of Tourmaline Bio (2025).

Looking Ahead

Reflecting on our achievements so far in 2025, we are energized by the progress we have made and the opportunities that lie ahead. The clinical advancements with foralumab, combined with our strategic expansion into Boston, reinforce our confidence in the strength of our platform and our ability to deliver meaningful therapies to patients.

I would like to extend my gratitude to our shareholders for their ongoing support, to our scientific advisors for their invaluable guidance, and most importantly, to the Tiziana team for their dedication and commitment to our mission. Together, we are building momentum toward our vision of transforming treatment options for patients living with neurodegenerative and autoimmune diseases.

Thank you for your continued trust and support.

Gabriele Cerrone

Executive Chairman and Founder

Tiziana Life Sciences

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this filing are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this filing. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this filing relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this filing except as required by law or by any appropriate regulatory authority.

Consolidated Statement of Comprehensive Income

for the six months ended 30 June 2025

		6 months	6 months
		to 30 June	to 30 June	12 months
		2025	2024	to 31 Dec
		$’000	$’000	2024
	Notes	(Unaudited)	(Unaudited)	$’000

Research and development		(3,243)	(2,576)	(5,229)
Operating expenses		(5,943)	(3,931)	(10,565)

Operating loss		(9,186)	(6,507)	(15,794)

Interest income		5	112	814
Other income		521	-	-
FV Gain/(Loss) on Investment	8	3,028	(1,585)	(1,766)
Total Other income/expense		3,554	(1,473)	(952)

Operating loss before taxation		(5,632)	(7,980)	(16,746)

Taxation		-	3,326	4,883

Loss for the period		(5,632)	(4,654)	(11,863)

Net loss for the period attributable to equity owners		(5,632)	(4,654)	(11,863)

Other comprehensive income for the period		-	-	-
Items that may be reclassified to profit or loss
Translation of foreign operations		339	(72)	(72)
Total comprehensive loss attributable to equity owners		(5,293)	(4,726)	(11,935)

Earnings per share
Basic and diluted loss per share on continuing operations		$(0.05)	$(0.04)	$(0.11)

Consolidated Statement of Financial Position

as at 30 June 2025

		30 June	30 June
		2025	2024	31 Dec
		$’000	$’000	2024
	Notes	(unaudited)	(unaudited)	$’000

Assets
Non-Current assets: Property, plant and equipment, net		18	16	16
Investment in related party	8	3,731	2,969	3,589
Right-of-use assets	9	132	229	171
Total non-current assets		3,881	3,214	3,776

Currents assets:
Prepayments and Other receivable		517	355	145
Related party receivables		4,876	2,850	3,607
Taxation receivable		72	3,415	32
Cash and cash equivalents		7,251	1,130	3,724
Total current assets		12,716	7,750	7,508

Total assets		16,597	10,964	11,284

Equity and liabilities

Shareholder’s equity:
Called up share capital (118,824,007) shares are issued and outstanding)		119	104	111
Share premium		31,788	16,914	23,105
Share based payment reserve - options		8,248	7,694	7,626
Shares based payment reserve – warrants		86	-	25
Merger relief reserve		118,698	118,698	118,697
Treasury shares		-	(1,573)	-
RSU Reserve		2,094	-	910
Translation reserve		(1,370)	(1,711)	(1,707)
Retained earnings		(150,463)	(138,271)	(144,831)

Equity attributed to the owners of the Company		9,200	1,855	3,936

Current liabilities:
Accounts payable and accrued expenses	7	7,177	8,922	7,230
Lease liability	9	107	142	106
Tax Liability		104	-	-
Other liabilities		9	8	12
		7,397	9,072	7,348

Long term liabilities:
Lease Liability	9	-	37	-

Total Liabilities		7,397	9,109	7,348

Total Equity and Liabilities		16,597	10,964	11,284

Consolidated Statement of Cash Flows

for the six months ended 30 June 2025

		6 months to	6months to
		30 June	30 June	12 months to
		2025	2024	31 December
		$’000	$’000	2024
		(unaudited)	(unaudited)	$’000
Cash flows from operating activities

Operating loss for the period before tax		(5,632)	(7,980)	(16,746)
Share Issuance in lieu of fees and bonus		1,344	199	1,613
Shares issued in lieu of consultancy fees		-	-	1,788
Share based payment – restricted stock units		1,185	-	910
Share based payment – options		623	885	1,656
Options forfeited during the year		(1)	(36)	(227)
Depreciation		5	8	12
FV movement on investment	8	(2,613)	1,585	1,760
(Gain)/Loss on foreign exchange		230	64	158
(Gain)/loss on disposal of assets		(415)	-	1
Depreciation of right of use asset		83	54	112
Cash inflow from taxation		64	3,937	8,784
Net (increase) in related party receivables		(1,269)	(713)	(1,469)
Interest on related party loan conversion		-	-	(795)
Net (increase)/decrease in operating assets/other receivables		(372)	(131)	78
Net (decrease)/ increase in operating liabilities/other liabilities		(55)	2,528	839
Net cash generated by/(used in) operating activities		(6,823)	400	(1.526)

Cash flow from financing activities

Proceeds from issuance of ordinary shares, net		7,408	-	4,571
Proceeds from exercise of options		-	-	75
Repayment of leasing liabilities		(48)	(69)	(141)
Net cash generated by /(used in) financing activities		7,360	(69)	4,505

Cash flows from investing activities

Purchase of PPE		(6)	(14)	(19)
Proceeds on sale of investment shares, net	8	2,886	-	-
Purchase of Treasury Shares		-	-	(52)
Net cash generated by/ (used in) investing activities		2,880	(14)	(71)

Net increase in cash and cash equivalents		3,417	317	2,908

Cash and cash equivalents at beginning of period		3,724	1,183	1,183
Exchange difference		110	(370)	(367)
Cash and cash equivalents at end of period		7,251	1,130	3,724

Consolidated Statement of Changes in Equity -

for the six months ended 30 June 2025

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Shares Based Payment Reserve (Warrants)	Merger Reserve	RSU Reserve	Translation Reserve	Retained Earnings	Total Equity
(Unaudited)	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2025	111	23,105	7,626	25	118,698	910	(1,708)	(144,831)	3,936

Share based payments charge (options)	-	-	623	-	-	-	-	-	623
Options forfeited in the year	-	-	(1)	-	-	-	-	-	(1)
Warrants Charged in the Year	-	(61)	-	61	-	-	-	-	-
Proceeds from issuance of ordinary shares – Fundraise, net	7	7,401	-	-	-	-	-	-	7,408
Shares issued in lieu of directors’ bonus	1	1,343	-	-	-	-	-	-	1,344
RSU Reserve	-	-	-	-	-	1,184	-	-	1,184
Total transactions with owners	8	8,683	622	61	-	1,184	-	-	10,588
Comprehensive income
Loss for the period	-	-	-	-	-	-	-	(5,632)	(5,632)
Foreign currency translation	-	-	-	-	-	-	338	-	338
Total comprehensive income	-	-	-	-	-	-	338	(5,632)	(5,294)
Balance at 30 June 2025	119	31,788	8,248	86	118,698	2,094	(1,370)	(150,463)	9,200

Consolidated Statement of Changes in Equity -

for the six months ended 30 June 2024

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (Warrants)	Merger Reserve	Treasury Shares	Translation Reserve	Shares to be issued Reserve	Retained Earnings	Total Equity
(Unaudited)	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2024	103	16,492	6,905	-	118,698	(1,574)	(1,636)	225	(133,676)	5,536

Purchase of Treasury Shares	-	-	-	-	-	-	-	-	-	-
Share based payments charge (options)	-	-	885	-	-	-	-	-	-	885
Options forfeited in the year	-	-	(95)	-	-	-	-	-	59	(36)
Shares issued in lieu of directors fee and cash bonus	1	326	-	-	-	-	-	(225)	-	102
Shares issued in lieu of consultancy fees	-	97	-	-	-	-	-	-	-	97
Total transactions with owners	1	423	790	-	-	-	-	(225)	59	1,048
Comprehensive income
Loss for the period	-	-	-	-	-	-	-	-	(4,654)	(4,654)
Foreign currency translation	-	-	-	-	-	-	(72)	-	-	(72)
Total comprehensive income	-	-	-	-	-	-	(72)	-	(4,654)	(4,726)
Balance at 30 June 2024	104	16,915	7,695	-	118,698	(1,574)	(1,708)	-	(138,271)	1,858

Consolidated Statement of Changes in Equity -

for the year ended 31 December 2024

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (Warrants)	Merger Reserve	Treasury Shares	RSU	Translation Reserve	Shares to be issued Reserve	Retained Earnings	Total Equity
	$’000	$’000	$’000	$’000	$’000	$’000	Reserve	$’000	$’000	$’000	$’000
Balance as at 31 December 2023	103	16,492	6,905	-	118,698	(1,574)	-	(1,636)	225	(133,676)	5,536
Share based payment charge (options)	-	-	1,656	-	-						1,656
Options forfeited/cancelled in the year	-	-	(875)	-	-	-	-	-	-	708	(167)
Options exercised in the year	-	75	(60)	-	-	-	-	-	-	-	15
Warrants charge	-	(25)	-	25	-	-	-	-	-	-	-
Buyback and cancellation of Treasury Shares	(2)	(1,623)	-	-	-	1,574	-	-	-	-	(51
Shares issued in lieu of directors fees, bonus and Expenses	3	1,835	-	-	-	-	-	-	(225)	-	1,613
Shares issued in lieu of Consultancy Fees	2	1,785	-	-	-	-	-	-	-	-	1,787
Net Shares issued for ATM	-	124	-	-	-	-	-	-	-	-	124
Net Shares issued for fundraising	5	4,442	-	-	-	-	-	-	-	-	4,447
Restricted Shares	-	-	-	-	-	-	910		-		910
Total transactions with owners	8	6,613	721	25	-	1,574	910	-	(225)	708	10,334
Loss for Period	-	-	-	-	-	-	-	-	-	(11,863)	(11,863)
Translation	-	-	-	-	-	-	-	(72)	-	-	(72)
Total comprehensive loss	-	-	-	-	-	-	-	(72)	-	(11,863)	(11,935)
Balance as at 31 December 2024	111	23,105	7,626	25	118,698	-	910	(1,708)	-	(144,831)	3,936

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

1.	GENERAL INFORMATION

Tiziana Life Sciences Ltd is a public limited company incorporated in Bermuda and is listed on the NASDAQ Capital Market (NASDAQ: TLSA). The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy.

These financial statements are presented in thousands of dollars ($’000) which is the presentational currency of the Company. The functional currency for the Company is also US dollars ($) indicative of the primary economic environment in which the Company operates.

2.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

The Interim consolidated financial statements of the Group have been prepared in accordance with the valuation and recognition principles of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRIC interpretations as applicable to companies reporting under IFRS. These interim consolidated financial statements have been prepared under the historical cost convention except for the following items:

- Financial instruments – fair value through profit or loss

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of June 30, 2025, had cash and cash equivalents of $7.3m, a net loss for the period ended June 30, 2025, of $5.6m. The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity.

The top line data for all the clinical trials is expected in 2026 and the Directors are taking steps to put engagements and plans into place to secure sufficient capital to continue operations. These steps include exploring possible deferred payments of existing liabilities, working capital cost reductions and raising additional equity.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2025

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that are relevant to the Group and that have had any impact in the period to June 30, 2025. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Basis of consolidation

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies of the subsidiary and therefore exercises control. The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Business combination

The Group undertook a group reorganisation exercise during the year to December 31, 2021. As part of this process, Tiziana Life Sciences Ltd (a Bermudan entity) was inserted above Tiziana Life Sciences Limited (formerly Tiziana Life Sciences plc) in the Group’s structure. As both entities were under common control of Planwise Ltd, the transaction does not constitute a business combination under IFRS 3 ‘Business combinations’ and instead has been accounted for as a group reorganization, using the pooling of interest method. This results in assets and liabilities being measured at their carrying amount in Tiziana Life Sciences Limited (formerly Tiziana Life Sciences plc) but share capital being that of Tiziana Life Sciences Ltd (a Bermudan entity). Merger accounting has been used to account for this transaction.

On 21 October 2021, Tiziana Life Sciences Ltd (the ‘Company’) acquired the entire shareholding of the former Tiziana Life Sciences plc and its related subsidiaries, by a way of a share for share exchange with Tiziana Life Sciences Ltd becoming the Group’s immediate parent company.

On 21 October 2021, the Company was admitted for listing on the NASDAQ Capital Market Exchange and the former Tiziana Life Sciences plc was delisted from the main market of the London Stock Exchange plc.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax expense/(credit) for the period represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized, or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Research and Development tax credits are provided for in the year that the costs are incurred. These are estimated based on eligible research and development expenditure. Any differences that are rebated are recognized in the following year, when the cash is received from the UK tax authorities.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Group’s presentational currency.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The financial statements of overseas subsidiary undertakings are translated into US dollars on the following basis:

o	Assets and liabilities at the rate of exchange ruling at the period-end date.

o	Profit and loss account items at the average rate of exchange for the period.

Exchange differences arising from the translation of the net investment in foreign entities, borrowings and other currency instruments designated as hedges of such investments, are taken to equity (and recognized in the statement of comprehensive income) on consolidation.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

License fees

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the income statement. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance. The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. The Group’s financial liabilities include trade and other payables.

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued in return for services.

These warrants fall within scope of IFRS 2. The Company recognises that the fair value at the date of grant of these warrants should be expensed to the Statement of Income and recognised over the life of the service for which the warrant was provided. These warrants have been valued by reference to the equity instruments granted as they are all tied to Convertible loan notes. The measurement date is therefore the date that the Convertible loan note was entered into.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The fair value is recognised within equity and is not remeasured.

Share capital

Ordinary shares of the Company are classified as equity.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years

IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the income statement.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Impairment of non-financial assets

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value at a pre-tax discount rate

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 9).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. The expected costs of returning to original condition is considered negligible.

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, directors or advisers are rewarded using share based payments, the fair value of the employees’, directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share based payment charge is calculated for these too.

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options / warrants that are expected to become exercisable.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Statement of Comprehensive Income.

All goods and services received in exchange for the grant of any share based payment are measured at their fair value.

Treasury Shares

Where any group company purchases the company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of Tiziana Life Sciences Limited as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of Tiziana Life Sciences Limited.

Other Intangible Assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated impairment losses.

At each balance sheet date non-financial assets are assessed to determine whether there is an indication that the asset or the asset’s cash generating unit may be impaired. If there is such an indication the recoverable amount of the asset or asset’s cash generating unit is compared to the carrying amount.

Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as a equity in a Convertible loan note reserve. The accrued interest on the principal amount is also recorded in the Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Where the fixed for fixed condition is not met

The Group classifies convertible loan notes that do not meet the fixed for fixed condition as liability instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

The following are considered to be critical accounting estimates:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The Company makes estimates as to the useful life of an option award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Company also makes estimates as to the vesting period for awards that have performance based criteria.

4.	Operating loss

The Group’s operating loss for the period/year is stated after charging the following:

	6 months to 30 June 2025 (unaudited)	6 months to 30 June 2024 (unaudited)	12 months to 31 December 2024
	$’000	$’000	$’000

Depreciation of Property, Plant and Equipment	5	8	12
Depreciation (Right-of-use asset)	83	55	112
Foreign exchange gains/(losses)	(230)	(64)	158

5.	Loss per share

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the period.

	6 months to 30 June	6 months to 30 June	12 months to
	2025 (unaudited)	2024 (unaudited)	2031 Dec24

Loss for the period ($’000)	(5,632)	(4,654)	(11,863)

Basic and diluted weighted average number of shares	116,826,510	103,098,300	106,672,342

Basic and diluted loss per share - cents	(4.8)	(4.5)	(11.1)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

6.	Share based payments

The Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant. The Company is currently operating two plans (Tiziana Life Sciences PLC) Share Option Plan which is closed for any new issuances and the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan.

Tiziana Life Sciences PLC Share Option Plan

	Jun 2025		Jun 2024
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	4,516	62	6,621
Granted	-	-	-	-
Forfeited/Cancelled	-	-	(47)	(1,933)
Exercised	-	-	-	-

Outstanding at 30 June	75	4,516	69	4,688

Exercisable at 30 June	107	1,257	93	2,899

	Dec 2024
	Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	62	6,621
Granted	-	-
Forfeited/Cancelled	(77)	(2,105)
Exercised	-	-

Outstanding at 31 December	69	4,516

Exercisable at 31 December	74	1,257

There no options exercised during the 6 months to 30 June 2025, the 6 months to 30 June 2024 and the year to 31 December 2024.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,436k (Dec 2024 $1,893k; June 2024 $2,236k).

Under the Tiziana Life Sciences PLC Share Option Plan, the total expense recognized for the period to June 2025 was $292k. During the year ending 31 December 2024, the total expense recognized was $374k of which $77k relates to forfeitures during the year.

Share options outstanding at 30 June 2025 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at 30 June 2025 (’000)
30 April 2018	30 April 2028	$1.10	500
6 May 2020	5 May 2028	$0.47	3,416
23 July 2020	26 July 2030	$2.11	100
25 August 2020	24 August 2030	$1.98	500
Total			4,516

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Tiziana Life Sciences Ltd Equity Incentive Plan

	Jun 2025		Jun 2024
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	5,302	73	4,268
Granted	82	330	63	1,560
Forfeited/Cancelled	(50)	(7)	(57)	(104)
Exercised	-	-	-	-

Outstanding at 30 June	71	5,625	66	5,724

Exercisable at 30 June	67	2,741	67	919

	Dec 2024
	Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	73	4,268
Granted	72	2,260
Forfeited/Cancelled	(68)	(1,103)
Exercised	(61)	(123)

Outstanding at 31 December	69	5,302

Exercisable at 31 December	68	2,315

No options were exercised during the six months to June 2025 and the six months to June 2024. There were 123k options exercised for the year ending 31 December 2024.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $402k.

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expense recognized for the period ended 30 June 2025 was $331k not including a charge of $1k for forfeitures and for the year ending 31 December 2024, the total expense recognized was $962k, not including a charge of $421k for forfeitures during the year.

Share options outstanding at 30 June 2025 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 30 June 2025 (’000)
04 November 2022	04 November 2032	$0.67	1,850
14 March 2023	14 March 2033	$0.57	492
26 July 2023	26 July 2033	$0.67	700
13 March 2024	13 March 2034	$0.50	553
3 May 2024	3 May 2034	$0.71	1,000
14 August 2024	14 August 2034	$1.09	200
3 October 2024	3 October 2034	$0.82	500
28 Mar 2025	28 Mar 2035	$1.12	330
Total			5,625

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Restricted Stock Unit

	Jun 2025		Jun 2024
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	1.09	4,200	-	-
Granted	-	-	-	-
Forfeited/Cancelled	-	-	-	-
Exercised	-	-	-	-

Outstanding at 30 June	1.09	4,200	-	-

Exercisable at 30 June	1.09	4,200	-	-

Dec 2024
Grant
	Date price (cents)	Restricted Stock (’000)

Outstanding at 1 January	1.09	4,200
Granted	-	-
Forfeited/Cancelled	-	-
Exercised	-	-

Outstanding at 31 December	1.09	4,200

Exercisable at 31 December	-	-

Restricted Stock Units outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Restricted Stock at 30 June 2025 (’000)
08 August 2024	08 April 2034	$1.09	4,200
Total			4,200

There were no restricted stocks exercised or granted during the 6 months to June 2025.

The total outstanding fair value charge of the restricted stock instruments is deemed to be approximately $291k.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Warrants

For each set of warrants, the charge has been expensed over the service period. The share-based payment charge for the period was $nil (2022; $nil).

	6 months to 30 June 2025	6 months to 30 June 2024
	(Unaudited)	(Unaudited)
$000
Outstanding at 1 January	25	-
Granted	-	-
Outstanding at 30 June	25	-

12 months to 31 Dec 2024

$000
Outstanding at 1 January	-
Granted	25
Outstanding at 31 December	25

7.	Trade and other payables

	(unaudited)	(unaudited)
	30 June 2025	30 June 2024	31 December 2024
	$’000	$’000	$’000

Trade payables	5,479	7,478	5,580
Other payables	220	-	-
Accruals	1,698	1,444	1,650
	7,397	8,922	7,230

8.	Investment in related party

	(unaudited) 30 June 2025	(unaudited) 30 June 2024	31 December 2024
	$’000	$’000	$’000
Investment in Accustem Sciences Inc	599	837	837
Gain/(loss) in fair value	712	(367)	(238)
	1,311	470	599

	(unaudited) 30 June 2025	(unaudited) 30 June 2023	31 December 2024
	$’000	$’000	$’000
Investment in Okyo Pharma Ltd.	2,990	3,717	3,717
Additional Shares Issued	-	-	795
Proceeds on sale of shares, net	(2,886)	-	-
Gain/(loss) on sale of shares	415	-	-
Gain/(loss) in fair value	1,901	(1,218)	(1,522)
	2,420	2,499	2,990

The company sold 1,658,560 shares of Okyo Pharma Ltd at $1.75 on May 23, 2025 for net proceeds of $2,886k.

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

9.	Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the course of 2022, the Group entered into a new lease agreement for its London office. Any leases that have a term shorter than 12 months the Group has applied the exemption allowed by paragraph 5a in IFRS16 in respect of short – term leases.

	30 Jun 2025	30 Jun 2024
Right-of-use assets	$000	$000
At 1 January	171	283
Adjustment for rent free period	34	-
At 1 January (Restated)	205	283
Additions	-	-
Depreciation	(83)	(43)
Disposal of lease	-	-
Exchange differences	10	(11)
At 30 June	132	229

31 Dec 2024
Right-of-use assets	$000
At 1 January	283
Additions	-
Depreciation	(111)
Disposal of lease	-
Exchange differences	(1)
At 31 December	171

	30 June 2025	30 June 2024
Lease Liabilities	$000	$000

At 1 January	106	247
Adjustment for rent free period	34	-
At 1 January (Restated)	140	247
Interest expense	2	3
Lease payments	(48)	(77)
Exchange differences	13	6
At 30 June	107	179

31 Dec 2024
Lease Liabilities	$000

At 1 January	247
Interest expense	6
Lease payments	(144)
Exchange differences	(3)
At 31 December	106

Notes to the Interim Financial Statements

for the six month period to 30 June 2025

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	30 Jun 2025	30 June 2024	31 Dec 2024
	$000	$000	$000
Current	107	142	106
Non-current	-	37	-
	107	179	106

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 30 June 2025 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	107	-	-	-	107
Finance Charges	(2)	-	-	-	(2)
Net Present Values	105	-	-	-	105

The total net cash outflow for leases in the period ended 30 June 2025 was $48k and in the year to 31 December 2024 was $115k.

10.	Related party transactions

Actavia Life Sciences Inc (“Actavia”) is a related party as the entity is controlled by a person that has significant influence over the Group. Actavia is also party to a Shared Services agreement with Tiziana whereby Actavia is charged for shared services such as the payroll and rent. During 2020, Tiziana extended a loan to Actavia for $72,000 at an interest rate of 8% per annum. During 2022, Tiziana extended a further loan to Actavia for $85,000 at an interest rate of 16% per annum. As of June 30, 2025, $608k (Dec 2024: $531k, Jun 2024: $545k) was owed to Tiziana Life Sciences Ltd in respect of the loan, accrued interest and the shared services agreement. The total charged under the shared services agreement in the year ending 30 June 2025 was $24k (Dec 2024: $24k, Jun 2024: $24k).

OKYO Pharma Ltd (“OKYO”) is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of June 30, 2025, $809k (Dec 2024: $398k Jun 2024: $423k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the period ended Jun 2025 was $72k (Dec 2024: $171k, Jun 2024: $25k).

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. During the period ended 30 June 2022 an investment for $2,675k was made in Accustem. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent and 3rd party suppliers. As of June 30, 2025, $3,459k (Dec 24: $2,346k, Jun 24: $1,881k) was the net amount owed by Accustem.

11.	Ultimate controlling Party

The ultimate controlling party of the Group is Planwise Group Ltd.

12.	Post balance sheet events

Post the period end, the Company has raised an additional $2m from the sale of investment shares and ATM issuances.